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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

09051999

DIVISION OF
TRADING AND MARKETS

June 1, 2009

Act	Exchange /34
Section	Various
Rule	Rules 101/102 of Regulation M
Public Availability	1 June 2009

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: PIMCO ETF TRUST
<u>File No. TP 09-54</u>

Dear Mr. McGuire:

In your letter dated June 1, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), PIMCO ETF Trust (the "Trust") on behalf of itself, the Fund (as defined below), any national securities exchange or national securities association on or through which the exchange traded shares of the Trust ("Shares"), may subsequently trade, and persons or entities engaging in transactions in Shares, requests exemptions from, or interpretive or no-action advice regarding Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934, as amended ("Exchange Act") in connection with secondary market transactions in Shares and the creation or redemption of Creation Units, as discussed in your letter. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on November 14, 2008, as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently is comprised of an initial series, the PIMCO 1-3 Year U.S. Treasury Index Fund ("Fund"). The Fund will each seek to provide total return that closely corresponds, before fees and expenses, to the total return of the Merrill Lynch 1-3 Year U.S. Treasury Index ("Underlying Index") by investing, normally, at least 80% of its assets (exclusive of the minimal cash collateral held from securities lending) in the component securities of the Underlying Index. The Fund may invest the remainder of its assets in Fixed Income Securities that are not Index Component Securities, but which the Fund believes will help the Fund track its Underlying Index, as well as in cash and investment grade, liquid short-term instruments, forwards or derivatives, such as options, futures contracts or swap agreements, and shares of affiliated bond funds. The average portfolio duration of the Fund will closely correspond to the duration of its Underlying Index, which as of February 28, 2009 was 1.8 years. The "total return" sought by the Fund consists of income earned on the Fund's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates.

In your letter, you also represent the following:

- Shares of the Fund will be issued by an open-end management investment company that is registered with the Commission;

- The Fund will issue and redeem, at net asset value ("NAV"), Creation Unit Aggregations of 100,000 Shares, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of the Fund will be listed and traded on an Exchange;

- No Fund Security (excluding a Treasury Security) held by the Fund will represent more than 30% of the weight of the Fund, and the five highest weighted component securities held by the Fund's portfolio (excluding a Treasury Security) will not in the aggregate account for more than 65% of the weight of the Fund;

- The Fund will consist entirely of (1) non-convertible Fixed Income Securities that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade; and (2) investment companies that invest solely in non-convertible Fixed Income Securities and that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade;

- The Fund will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association the intra-day proxy value of the Fund on a per Share basis; and

- The value of the Underlying Index will be disseminated by a major market data vendor once each trading day at the end of the day.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at NAV Creation Unit size aggregations of the Shares of the Fund, and the secondary market price of the Shares of the Fund should not vary substantially from the NAV of such Shares, which is based on the value of the portfolio securities and the other assets held by the Fund, the Division hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Fund thus permitting persons who may be deemed to be participating in a distribution of Shares of the Fund to bid for or purchase such Shares during their participation in such distribution.[1]

The Division also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the Fund and the receipt of Fund Securities in exchange therefor by a participant in a distribution of Shares of the Fund would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at NAV Creation Units of Shares of the Fund, the Division hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Fund, thus permitting the Fund to redeem Shares of the Fund during the continuous offering of such Shares.

The foregoing interpretive advice regarding Rules 101 and 102 of Regulation M is based solely on your representations and the facts presented to the Division, and are strictly limited to the application of those rules to transactions involving the Shares of the Fund under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing interpretive advice regarding Rules 101 and 102 of Regulation M is subject to the condition that such transactions in Shares of the Fund, Fund Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These interpretations are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these interpretations.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of
Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

W. John McGuire
Partner
202.739.5654
wjmcguire@MorganLewis.com

June 1, 2009

Josephine J. Tao, Esq.
Assistant Director, Office of Trading Practices
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Exemptive Relief from Rules 101 and 102 of Regulation M

Dear Ms. Tao:

The PIMCO ETF Trust ("**Trust**") is an open-end series management investment company organized on November 14, 2008 as a Delaware statutory trust. The Trust is currently comprised of an initial series, the PIMCO 1-3 Year U.S. Treasury Index Fund ("**Fund**").

The Trust, on behalf of itself, the Fund, and any national securities exchange or national securities association on or through which Shares subsequently trade (each such market being an "**Exchange**"), and persons or entities engaging in transactions in shares issued by the Fund ("**Shares**"), as the case may be, requests that the Securities and Exchange Commission ("**Commission**") grant exemptive, interpretive or no-action relief from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") in connection with secondary market transactions in Shares, and the creation and redemption of Creation Units, as discussed below.

The Commission has in the past considered and approved many proposals related to the creation and issuance by an exchange-traded fund ("**ETF**") that invests in Fixed Income Securities[1] of

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[1] *See* Letters from James A. Brigagliano, Division of Market Regulation to: Jack P. Drogin, dated September 26, 2003, File No. TP-03-118, for the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and iShares Lehman U.S. Aggregate Bond Fund; W. John McGuire, dated July 25, 2002, File No. TP02-81, for the iShares 1-3 Year Treasury Index Fund, iShares 7-10 Year Treasury Index Fund, iShares 20+ Year Treasury Index Fund, iShares Treasury Index Fund, iShares Government/Credit Index Fund, iShares Lehman Corporate Bond Fund and iShares Goldman Sachs InvesTop Corporate Bond Fund. *See also* Letter from James A. Brigagliano, Division of Market Regulation, to Benjamin J. Haskin, dated April 9, 2007, File No. TP-07-57, for Fixed Income Exchange Traded-Funds.

For these purposes, "Fixed Income Securities" are debt securities that are notes, bonds, debentures or other evidence of indebtedness that include, but are not limited to, U.S. Department of Treasury Securities ("**Treasury Securities**"), government-sponsored entity securities, municipal securities, trust preferred shares or units that individually trade on an Exchange, and that can be purchased and redeemed in large aggregations from the issuing investment company. Some of these Fixed Income ETFs have been trading publicly for many years, and the Trust is not aware of any abuses associated with them.

The Commission has also approved class relief relating to Fixed Income ETFs, which provides relief from Rules 101 and 102 of Regulation M, based on the composition and diversification; concentration or the rating of the Fixed Income ETF's portfolio securities, among other conditions.[2] While the Fund can satisfy all of the conditions in the Class Relief Letter listed below,[3] the Fund is not able to rely on the Class Relief Letter with respect to the cash collateral received from the Fund's securities lending program. Notably, as described in greater detail below, it may not be practical for the repository for the Fund's cash collateral to include a minimum of 13 non-affiliated issuers or for the Fund to be wholly comprised of non-convertible Fixed Income Securities that are rated "investment grade" by at least one nationally recognized statistical rating organization. The Fund can, however, address the concerns the Class Relief Letter sought to address by consisting entirely of (1) non-convertible Fixed Income Securities that are rated "investment grade" by at least one nationally recognized statistical rating organization, as that term is used in Rule 15c3-1 ("**NRSRO**"), in one of its generic rating categories that signifies investment grade; and (2) investment companies that invest solely in non-convertible Fixed Income securities and that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade.

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securities, and supranational and sovereign debt. Also for this purpose, convertible bonds are deemed to be Fixed Income Securities until converted into its underlying common or preferred stock. Once converted, the equity security may no longer continue to be treated as a Fixed Income Security. Series of the Trust and other ETFs that invest in Fixed Income Securities are referred to as "Fixed Income ETFs."

2 *See also* Letter from James A. Brigagliano, Division of Market Regulation, to Benjamin J. Haskin, dated April 9, 2007, File No. TP-07-57, for Fixed Income Exchange Traded-Funds (the "Class Relief Letter").

3 The relevant conditions in the Class Relief Letter are: (1) the shares of the Fixed Income ETF are issued by an open-end investment company or unit investment trust registered with the Commission under the 1940 Act; (2) shares of the Fixed Income ETF are listed and trade on a national securities exchange or a facility of a national securities association that has obtained approval from the Commission pursuant to Section 19(b) of the Exchange Act of a rule change regarding the listing and trading of the ETF shares on a national securities exchange or on a facility of a national securities association (or that is relying on Rule 19b-4(e) to list and trade the shares of the Fixed Income ETF; (3) shares of the Fixed Income ETF must be issued and redeemed in Creation Unit Aggregations of 50,000 shares or such other amount where the value of a Creation Unit Aggregation is at least $1 million at the time of issuance; (4) the Fixed Income ETF seeks to: (i) provide investment results that correspond to the performance of a particular underlying index; (ii) exceed the performance of a particular underlying index by a specified multiple; or (iii) to correspond to the inverse of the performance of a particular underlying index by a specified multiple; (5) the underlying index must consist only of Fixed Income Securities; (6) the intra-day proxy value of the Fixed Income ETF per share and the value of the underlying index must be publicly disseminated by a major market data vendor during the trading day.

I. The Initial Fund and its Investment Objective

The Fund expects to issue and redeem its Shares at their net asset values ("**NAVs**") in aggregations of 100,000 Shares ("**Creation Unit**"), where the value of a Creation Unit aggregation is at least $1 million at the time of issuance. The market prices of Shares may vary from their NAVs, but it is not anticipated that any deviation between market price and NAV will be material. Allianz Global Investor Distributors LLC, a registered broker-dealer under the Exchange Act and member of the Financial Industry Regulatory Authority ("**Distributor**"), acts on an agency basis and is the Fund's principal underwriter. The Distributor intends to distribute Creation Units for the Fund but will not maintain a secondary market in Shares of the Fund. The Trust has filed a registration statement on Form N-1A and will apply to have Fund Shares listed on the NYSE Arca, Inc. The Fund is overseen by a board of trustees ("**Board**") which will maintain the composition requirements of the Investment Company Act of 1940, as amended ("**1940 Act**"). The Fund will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" or "non-diversified" under that act. The Fund intends to maintain the required level of diversification and otherwise conduct its operations, so as to meet the regulated investment company ("**RIC**") diversification requirements of the Internal Revenue Code of 1986, as amended.

The Fund's investment objective is to provide total return that closely corresponds, before fees and expenses, to the total return of the Merrill Lynch 1-3 Year U.S. Treasury Index SM ("**Underlying Index**").[4] The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of the collateral held from securities lending) in the component securities of the Underlying Index ("**Index Component Securities**"). The Fund expects the cash collateral received from the Fund's securities lending program to be minimal, as compared to the assets of the Fund.

The Fund may invest the remainder of its assets in Fixed Income Instruments[5] that are not Index Component Securities, but which the Fund believes will help the Fund track its Underlying

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[4] The Underlying Index is an unmanaged index that tracks the performance of U.S. dollar denominated sovereign debt publicly issued by the U.S. Government having a maturity of at least 1 year and less than 3 years. As of February 28, 2009, there were 44 issues in the Underlying Index. The securities in the Underlying Index have a minimum $1 billion of outstanding face value, have one to three years remaining to maturity, are fixed-rate and are non-convertible. Bills, inflation-indexed debt and strips are excluded from the Underlying Index; however, original issue zero coupon bonds are included in the Underlying Index and the amounts outstanding of qualifying coupon securities are not reduced by any portions that have been stripped. The Underlying Index is capitalization-weighted and the composition of Index Component Securities is updated monthly. It is not possible to invest directly in the Underlying Index. Intra-month cash flows are reinvested daily, at the beginning-of-month 1-month LIBID rate, until the end of the month at which point all cash is removed from the Underlying Index. The Underlying Index does not reflect deductions for fees, expenses or taxes.

[5] "Fixed Income Instruments," includes: securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises ("**U.S. Government Securities**"); bank certificates of deposit, fixed time deposits and bankers' acceptances; and repurchase agreements on Fixed Income Instruments and reverse repurchase agreements on Fixed Income Instruments.

Index, as well as in cash and investment grade, liquid short-term instruments, forwards or derivatives, such as options, futures contracts or swap agreements, and shares of affiliated money market and/or bond funds. The average portfolio duration of the Fund will closely correspond to the duration of its Underlying Index, which as of February 28, 2009 was 1.8 years. The "total return" sought by the Fund consists of income earned on the Fund's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates. No Fund Security (defined below), excluding a Treasury Security, will represent more than 30% of the weight of the Fund and the five highest weighted component securities (excluding Treasury Securities) will not in the aggregate account for more than 65% of the weight of the Fund.

II. Class Relief relating to Rules 101 and 102 of Regulation M

As discussed in detail below, we do not believe the operations of the Fund will involve the potential abuses Rules 101 and 102 of Regulation M were designed to prevent. However, the Trust is not able to rely on the Class Relief Letter with respect to Rules 101 and 102 because it is not able to comply with the conditions upon which the relief from Rules 101 and 102 is based. Specifically, the Class Relief Letter requires the following two conditions with respect to a fixed income ETF:

(i) No Component Security (excluding a Treasury Security) represents more than 30% of the weight of the Fixed Income ETF, and the five highest weighted Component Securities in the Fixed Income ETF do not in the aggregate account for more than 65% of the weight of the Fixed Income ETF; and

(ii) Except where the fund consists entirely of exempted securities, the Fixed Income ETF must include a minimum of 13 non-affiliated issuers.

Alternatively, the Class Relief Letter states that conditions (i) and (ii) do not apply where the Fund is wholly comprised of non-convertible Fixed Income securities that are rated "investment grade" by at least one **NRSRO**, in one of its generic rating categories that signifies investment grade ("**Investment Grade Exemption**").

It will not be practical, or in shareholders' best interests, for the Fund to comply with condition (ii), particularly with respect to the repository for cash collateral and fees received in connection with the Fund's securities lending program. Registered investment companies engage in securities lending operations to generate incremental income from the assets of an existing portfolio. The Fund can earn additional income from two sources: (a) the investment return from investing the cash collateral received and (b) the fee received when Fund Securities are loaned. Generally, the Fund will pay a negotiated portion of the interest earned on the cash collateral to the borrower as a rebate. Cash collateral received is generally temporarily invested in liquid, short term instruments so the Fund will be able to return the cash collateral and pay the negotiated rebate to the borrower when the loaned securities are returned. Interest earned on the cash collateral and corresponding fees are comparatively insignificant compared to the interest earned on the securities held by the Fund.

The Trust believes it would be inefficient for the portfolio manager to allocate the cash collateral received from the securities lending program of the Fund so that the Fund portfolio included 13 non-affiliated issuers, as this would effectively reduce the Fund's yield, because yields offered are generally larger for larger invested amounts. However, the Fund will consist entirely of (1) non-convertible Fixed Income Securities that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade; and (2) investment companies that invest solely in non-convertible Fixed Income securities that are rated "investment grade" by at least one NRSRO, in one of its generic rating categories that signifies investment grade.

III. Additional Background

It is currently expected that the Fund will issue and redeem shares in aggregations of 100,000 shares known as "Creation Unit Aggregations" and that purchasers of Creation Unit Aggregations will be able to separate the Creation Unit Aggregations into individual shares.

The Fund has submitted an application to list its shares on an Exchange. One or more Exchange member firms will act as designated specialists and maintain a market for the shares that trade on such Exchange. Shares of the Fund are anticipated to trade on the Exchange in a manner similar to the way other exchange-traded funds, such as SPDRs, DIAMONDS, iShares MSCI, Select Sector SPDRs, and Nasdaq-100 Shares, trade on the Exchange.

Shares generally are registered in book-entry form only; the Fund generally will not issue individual share certificates for shares. The Depository Trust Company ("**DTC**") or its nominee will be the record or registered owner of all outstanding shares. Beneficial ownership of shares normally will be shown on the records of DTC or a broker-dealer that is a participant in DTC ("**DTC Participant**"). Beneficial owners of shares ("**Beneficial Owners**") will receive all of the statements, notices, and reports required under the 1940 Act and other applicable laws. They will receive, for example, annual and semi-annual reports, written statements accompanying dividend payments, proxy statements, annual notifications detailing the tax status of distributions, IRS Form 1099 DIVs, etc. Because the Fund's records reflect ownership of shares by DTC only, the Fund generally will furnish these statements, notices, and reports to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners.

A. Purchasing Shares

The Fund intends to issue shares in Creation Unit Aggregations of 100,000 shares and generally in exchange for an in-kind deposit of securities by the purchaser, together with a deposit of a specified cash payment described more fully below ("**Cash Amount**"). The in-kind deposit will consist of a basket of securities ("**Deposit Securities**") selected by the Fund's investment adviser to correspond to the performance of the Underlying Index.[6] The Cash Amount and the Deposit Securities together comprise the creation deposit ("**Creation Deposit**").The identities and amounts of the Deposit Securities will be determined by the investment adviser and made publicly available.[7] By requiring that purchase (and redemption) transactions involving shares be in-kind, rather than in cash, the Fund can seek to minimize portfolio turnover, brokerage expenses, and other transaction costs.[8]

The Fund will offer and sell shares in Creation Unit Aggregations on a continuous basis at the NAV per share next determined after receipt of an order in proper form. The NAV will be determined as of the close of regular trading on the applicable Exchange on each day that the Exchange is open ("**Business Day**"), as described in the Fund's disclosure documents.[9]

Individual Shares of the Fund will be listed on an Exchange and traded in the secondary market in the same manner as other securities. The price of shares trading on an Exchange will be based on a current bid/offer market and may vary from the NAV. Transactions involving the sale of shares on an Exchange -- which will be between purchasers and sellers and will not involve the Fund -- will be subject to customary brokerage commissions or mark-ups and charges. ETF shares generally are listed and traded on an Exchange. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. We believe that the Shares will generally trade at, or very close to, its NAV. Like other ETFs, the price at which Shares of the Fund trade on an Exchange will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV. The combination of intra-day liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should mitigate pricing inefficiencies.

B. Redemption of Shares

Just as Shares can be purchased only in Creation Unit-size aggregations, Shares typically may be redeemed only if tendered in Creation Unit-size aggregations (except in the event the Fund is liquidated). As required by law, redemption requests in good order will receive the NAV next determined after the request is made. Except in unusual circumstances, Shares generally are redeemed in-kind, together with a small cash payment, as described more fully below.

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6 The Fund may require only the submission of cash or other fixed income securities, such as Treasury Securities, in order to achieve the investment objective of the Fund in relation to the performance of its Underlying Index.

7 *See* Section III.C.

8 Notwithstanding the benefits of in-kind transactions, the Fund may allow a purchaser to substitute cash for some or all of the Deposit Securities.

9 Information that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV determined earlier that day. Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction.

Creation Unit Aggregations of the Fund are redeemable on any day on which the applicable Exchange is open in exchange for a basket of securities ("**Redemption Securities**") and/or a cash payment . The Redemption Securities received by a redeeming investor will be those securities announced by the Fund's investment adviser on the Business Day that the request for redemption is received in final form. Where redemptions are in-kind, depending on whether the NAV of a Creation Unit Aggregation is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit Aggregation will either receive from or pay to the Fund a cash amount specified by the investment adviser.

The Fund may make redemptions partly or fully in cash ("**All-Cash Payment**") in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted. For example, this could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security.

C. Availability of Information about the Fund

The Fund represents that the intra-day proxy value of the Fund per Share will be disseminated, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape. The Fund also represents that the value of the Underlying Index will be disseminated by a major market data vendor once each trading day at the end of the day. The Fund also intends to disseminate an amount per individual Share representing the sum of the estimated Cash Amount and the current value of the Deposit Securities. In addition, each Business Day, prior to the opening of trading on NYSE Arca, or other primary listing Exchange, a list of securities and the required number of Shares of each Deposit Security to be included in the Creation Deposit for the Fund or cash information for the Fund, including when the purchase of Creation Unit Aggregations from the Fund in an All-Cash Payment will be made available. In addition, the All-Cash Payment will be disclosed, if applicable.

IV. Requests for Relief

A. Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities.

We understand that while broker-dealers that: (i) tender Deposit Securities through the distributor in return for Creation Unit Aggregation(s) or (ii) redeem Creation Unit Aggregations generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Fund or the Distributor for the sale of Creation Unit Aggregations, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or the Staff grant relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares of the Fund to bid for or purchase, redeem or engage in other secondary market transactions in such Fund Shares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, inter alia, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Fund will be registered as an open-end management investment company under the 1940 Act. However, Shares will not be redeemable except in Creation Unit Aggregations. Due to the redeemability of the shares in Creation Unit Aggregations, there should be little disparity between the Shares' market price and their NAV. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to Shares. Although redemption is subject to the condition of tendering sufficient shares in Creation Unit Aggregations, the Fund otherwise will function as an open-end fund continuously offering its Shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Fund as an open-end management investment company and the redeemable nature of the Shares in Creation Unit Aggregations, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Unit Aggregations of Shares may be created, and Shares in Creation Unit Aggregations may be redeemed in-kind at NAV, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of Shares should not vary substantially from their NAV. Because Creation Unit Aggregations are redeemable, any significant disparity between the market price of Shares and NAV should be eliminated by arbitrage activity. Because the NAV of Shares is based on the market value of the Fund's portfolio, transactions involving Shares (creations and redemptions from Fund, purchases and sales in the secondary market) will not affect NAV. Similarly, such transactions should not have a significant effect on the market value of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of Shares or portfolio securities of the Fund ("**Fund Securities**"): (i) to purchase Fund Securities for the purpose of purchasing Creation Unit Aggregations of shares, and (ii) to tender Shares for redemption in Creation Unit Aggregations and to receive Fund Securities as part of the redemption proceeds.

The Trust requests that the Commission clarify that the tender of Shares to the Fund for redemption and the receipt of Fund Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Fund Securities. Absent unusual circumstances, the Fund will not purchase Fund Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of shares cannot be expected to affect the market price of the Fund Securities. The Fund believes that the purchase of Fund Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit aggregation of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulation purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Unit Aggregations, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Shares is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities and in their day-to-day ordinary business of buying and selling securities and Shares, and thus undermine the potential beneficial market effect of Share trading.

B. Rule 102 of Regulation M

The Trust also requests that the Commission confirm that, subject to the conditions set forth above, as a result of registration of the Fund as an open-end management investment company and the redeemable nature of Shares in Creation Unit Aggregations, for the reasons previously stated under the request with respect for relief under Rule 101(c)(4), transactions in Shares would be excepted under paragraph (d)(4) of Rule 102. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not expected to manipulate the market price of a Fund Security during a distribution of such security. The Fund will redeem the Creation Unit Aggregations of Shares at NAV. Although shares are traded on the secondary market, shares may only be redeemed in Creation Unit Aggregations. Thus, the Trust believes that the redemption of shares at NAV in consideration principally for Fund Securities does not involve the abuses that Rule 102 was intended to prevent.

VI. Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. Should you have any questions please call the undersigned at (202) 739-5654 or my colleagues Katy Courtney at (202) 739-5674 or Michael Berenson at (202) 739-5450 respectively.

Sincerely,

W. John McGuire

W. John McGuire

cc: Bradley Gude, Esq.
Joshua Ratner, Esq.
Catherine Courtney, Esq.
Michael Berenson, Esq.

511-22250

132-02699
1471512